

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 11, 2018

Via E-mail
Tairan Guo
Chief Financial Officer
SPI Energy Co., Ltd.
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re:** **SPI Energy Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Response Dated April 25, 2018**
> **File No. 001-37678**

Dear Mr. Guo:

We have reviewed your April 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2018 letter.

Risk Factors, page 6

1. Please reconcile your response to prior comment 1 regarding the identity of Managing Member with your response dated March 16, 2018. Also tell us in what filings you provided Regulation S-K Item 404 or Form 20-F Item 7.B disclosure regarding the transaction. If such disclosure was required but not filed, provide us your analysis of the risks relating to the non-disclosure.

You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Giovanni Caruso
        Loeb & Loeb LLP